Vivien Bai Senior Counsel 345 Park Avenue New York, NY 10154	Direct +1 212-407-4933 Main +1 212-407-4000 Fax +1 212-407-4990 vbai@loeb.com

July 28, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Demarest, Kristina Marrone, Isabel Rivera and Mary Beth Breslin

Re:	Newbridge Acquisition Ltd Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 24, 2025 CIK No 0001918414

Ladies and Gentlemen:

On behalf of our client, Newbridge Acquisitions Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth of the Company’s response to the comments issued in a letter dated July 18, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, the Company is filing the revised Draft Registration Statement via Edgar (the “Amended DRS”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2025

Summary

Additional Financing, page 16

1.	We note your disclosure in response to prior comment 5. Please revise to further state the impact to your unaffiliated shareholders if you are required to seek additional financing in connection with your initial business combination. Refer to Item 1602(b)(5) of Regulation S-K..

Response: In response to the Staff’s comment, we have revised the disclosure on pages 16 and 100 of the Amended DRS.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

July 28, 2025 Page 2

Dilution, page 100

2.	Please tell us how you calculated the ordinary shares subject to redemption in both of the maximum redemption scenarios (50,000,000 and 5,750,000, respectively), as well as the amount of proceeds held in trust subject to redemption for the maximum redemption with full over-allotment scenario ($51,625,891).

Response: In response to the Staff’s comment, we have calculated the amounts of proceeds held in trust subject to redemption as follows: starting with (i) net tangible assets of $5,000,001, we deducted (ii) net tangible book value deficit before this offering, net proceeds from this offering, net proceeds from the sale of private placement units, offering costs accrued for and paid in advance, excluded from tangible book value, and added (iii) over-allotment liabilities. Based on this calculation, the amounts of proceeds held in trust subject to redemption should be $44,965,964 without exercise of the over-allotment option and $52,625,891 with full exercise of the over-allotment option, respectively.

Accordingly, we determined the ordinary shares subject to redemption in the maximum redemption scenarios are 4,496,596 without over-allotment, and 5,262,589 with full over-allotment, respectively.

We have revised the disclosure on the cover pages and on pages 43, 101, 102 and 103 of the Amended DRS.

Taxation, page 178

3.	We note your revision in response to prior comment 16. However, we note that the introductory language here references “certain material British Virgin Islands and U.S. federal income tax consequences.” Please remove the term “certain” from your disclosure. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have revised the disclosure on page 178 of the Amended DRS.

July 28, 2025 Page 3

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4933, or Alex Weniger-Araujo, Partner of Loeb & Loeb LLP, at 212.409.4063. Thank you for your time and attention to this filing.

Sincerely,

/s/ Vivien Bai
Vivien Bai
Senior Counsel

cc:	Yongsheng Liu, CEO, Newbridge Acquisition Limited
Alex Weniger-Araujo, Partner, Loeb & Loeb LLP